VEON concludes Russia tower transaction Amsterdam, 01 December 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces the successful conclusion of the transaction for the sale of its Russian tower assets to Service- Telecom. Following VEON’s entry into an agreement to sell its mobile network towers in Russia to Service-Telecom as announced on 6 September 2021, regulatory approvals have been obtained by the parties and this transaction has now successfully completed. The transaction involves the sale of 100% of National Tower Company (“NTC”), a subsidiary of VEON, which operates a portfolio of approximately 15,400 mobile network towers in Russia. The purchase price for the transaction of RUB70.65bn (USD957mn equivalent) corresponds to an EV/EBITDA multiple of 11.7x based on the projected EBITDA of National Tower Company post-completion. VEON has received a payment of RUB64.4bn (USD872mn equivalent) at closing and the balance of certain deferred amounts will be due and payable over the next three years. The proceeds from this transaction will be used to reduce Group external debt. The conclusion of this transaction paves the way for the establishment of a long-term partnership pursuant to a master tower agreement that has been entered into between PJSC Vimpelcom and Service-Telecom. In connection with the transaction, J.P. Morgan and Allen & Overy acted as financial and legal advisors, respectively, to a wholly owned subsidiary of VEON. Aspring Capital and Freshfields Bruckhaus Deringer acted as financial and legal advisors to Service-Telecom, respectively. Kaan Terzioglu, VEON’s CEO, said: “I am encouraged by the successful conclusion of this transaction and look forward to building our partnership with Service-Telecom. This transaction unlocks the value of our infrastructure assets in Russia and allows the release of capital to further optimise VEON’s balance sheet while at the same time achieving more financial flexibility for the group”. Service-Telecom CEO Nikolay Berdin noted: “Following a highly competitive tender process, we completed this historical, first-ever, tower transaction in the Russian market. This highlighted the financial capabilities of the group and demonstrated the expertise of the Service-Telecom team both in its ability to manage the tower business and M&A. By entering this transaction with VimpelCom, we'll continue to successfully run the business to develop a national mobile network infrastructure that matches the country's ambitions.” Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the transaction described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com.

Contact Information VEON Investor Relations Nik Kershaw ir@veon.com